Response Biomedical Announces Insider Participation in Current Financing

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, October 27, 2008 – In accordance with the Rules of the Toronto Stock Exchange, Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) (the “Company”) today announced that certain insiders (the “Insiders”) of the Company will participate in the financing announced on October 14, 2008 (the “Financing”).

As previously announced, the Financing involves the issuance of an aggregate of (up to) 36.67 million units with each unit being offered at a price of $0.15 per unit and consisting of one common share and one half of one share purchase warrant. Each full warrant will entitle the holder to acquire one additional common share of the Company at a price of $0.20 per common share for a period of 36 months from the closing date of the Financing.

The following insiders will be participating in the Financing and will be purchasing such number of units as appears beside their name (representing such percentage of the total number of issued and outstanding common shares prior to this transaction as appears in brackets beside the number of units):

(1)	Richard Bastiani (Chairman):	1,333,334 units (approximately 0.98% excluding any warrant shares and approximately 1.47% including all warrant shares)

(2)	Richard Bear (Director):	666,600 units (approximately 0.49% excluding any warrant shares and approximately 0.73% including all warrant shares)

(3)	Anthony Holler (Director):	1,833,334 units (approximately 1.34% excluding any warrant shares and approximately 2.0% including all warrant shares)

(4)	S. Wayne Kay (CEO):	70,000 units (approximately 0.49% excluding any warrant shares and approximately 0.73% including all warrant shares)

-more-

(5)	Todd Patrick (Director):	670,000 units (approximately 0.49% excluding any warrant shares and approximately 0.73% including all warrant shares)

(6)	Duane Morris (COO):	333,334 units (approximately 0.24% excluding any warrant shares and approximately 0.37% including all warrant shares)

The aggregate total number of units to be purchased by the Insiders is 5,506,568, which represents approximately 15% of the aggregate total of (up to) 36.67 million units being offered under the Financing, assuming that all 36.67 million units are sold. As a percentage of the total number of issued and outstanding shares prior to this transaction, the common shares being issued to Insiders represent approximately 4.04% excluding any warrant shares and approximately 6.06% including all warrant shares.

As a percentage of the total number of issued and outstanding shares prior to this transaction, the common shares being issued pursuant to the Financing (assuming that all 36.67 million units are sold) represent approximately 27% excluding any warrant shares and approximately 40.3% including all warrant shares.

Prior to completion of the Financing, the number and percentage of the Company’s issued and outstanding shares held by the Insiders is as follows:

(1)	Richard Bastiani (Chairman):	N/A
(2)	Richard Bear (Director):	N/A
(3)	Anthony Holler (Director):	1,647,166 common shares (1.21%)
(4)	S. Wayne Kay (CEO):	6,700 common shares (0.005%)
(5)	Todd Patrick (Director):	1,158,997 common shares (0.85%)
(6)	Duane Morris (COO):	N/A

The Financing is expected to close on Tuesday, October 28, 2008.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing laboratory use. The RAMP® systems consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests worldwide and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize rapid cardiovascular tests worldwide.

-more-

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site diction of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol “RBM” and quoted on the OTC Bulletin Board under the symbol “RPBIF”. For further information, please visit the Company’s website at http://www.responsebio.com.

This press release does not constitute an offer to purchase securities. The securities to be offered in the private placement have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an available exemption from such registration requirements.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words “believes,” “may,” “could”, “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” expects”, “goal” and similar expressions, are “forward-looking statements” or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to the planned financing, our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those express or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified

-more-

personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budge cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to placed undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:
Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com